Exhibit 99.3

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

April 16, 2014	NR 8 - 2014

Avrupa Options Out Slivovo Gold Project to Byrnecut International

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that it has signed the earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo Gold Project in Kosovo to Byrnecut International Limited (“BIL”).  Under the Earn-In Agreement, Avrupa will be the operator, and BIL will have the following participation options:

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To earn a 51% interest in the Slivovo Project, BIL must spend €1,000,000 for exploration on the project by April 10, 2015, of which €360,000 is a firm commitment and must be spent by October 10, 2014.

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To earn a further 24% interest in the Slivovo Project, for a total interest of 75%, BIL must spend an additional €1,000,000 for exploration, bringing total expenditures to €2,000,000, by April 10, 2016.

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BIL can earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

Paul W. Kuhn, CEO of Avrupa Minerals, commented that “The signing of the Slivovo JV Agreement is an important milestone for Avrupa.  This is the Company’s first JV outside of Portugal and will solidify potential interest in Kosovo, where we hold several other prospective licenses.  We are excited to be working with Byrnecut in advancing Slivovo to the next stage, and we look forward to working with the Byrnecut team.  The Slivovo Project covers at least two exciting, outcropping gold and base metal targets.  We anticipate an immediate start-up of field work to rapidly move the program forward over the summer.”

The Slivovo Gold Project

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results.  Subsequent, wide-scale geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.

However, following the discovery of the Pester gossan zone, the Company then discovered several gold-bearing rock units in the Pester area.  First-pass soil and rock chip sampling outlined two separate areas with anomalous gold results.  One area surrounds the Pester gossan zone, measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other, more important anomalous gold-bearing zone, located approximately 1000 meters from the Pester gossan, is related to beds of a strongly altered, calcareous sandstone unit, intruded by a mineralized felsic dike(s).  At present, the length of this exposed mineralized zone is 900 meters, while known surface expression is 100-150 meters wide.  The anomalous zone is open along strike in both directions, and appears to have potential for downdip mineralization.  Trenching across the target zone shows geological potential for expansion of the mineralization.  Trench sampling will be completed in the coming months.

Work in the first six months of the Slivovo program will be designed towards drill targeting, with an anticipated 2000-meter drill program slated to commence early in the 4th quarter of 2014.  The Company will continue geological mapping, sampling, trenching, and possibly follow-up ground geophysics to assist in defining high quality drill targets.

Byrnecut International Limited is an Australian company engaged in mechanised underground mine feasibility, mine development, and mine production. This includes shaft sinking, shotcreting, raise-boring, the provision of high quality equipment rebuilds, maintenance engineering, labor hire and training for the mining industry, as well as mine engineering consultancy services. Principal customers include first world mine owners across the globe.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 15 exploration licenses in three European countries, including nine in Portugal covering 2,980 km2, five in Kosovo covering 153 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal, including:

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The Alvalade JV, with Antofagasta Minerals SA, covering three licenses in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Arga JV, also with Blackheath Resources, covering one license located adjacent to the Covas JV, for intrusion-related Au-W deposits.

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The CalGen Exploration Alliance, with Callinan Royalties Corp., covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in southern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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